September 23, 2011

Via EDGAR

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	EuroSite Power Inc. (“we,” the “Company” or “EuroSite Power”)
Registration Statement on Form 10-12G filed August 16, 2011 (the “Form 10”)
File No. 000-54484

Dear Ms. Ransom:

The purpose of this letter is to respond to your letter of September 12, 2011 regarding the Form 10. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Form 10.

General

1.
We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

We understand the procedures for effectiveness of the Form 10. It is our intention to clear all comments as soon as possible.

Business, page 1

2.
Please add a diagram that illustrates your corporate structure in this section of the filing. Include your affiliations with American DG Energy, GlenRose Instruments Inc., Tecogen and Ilios, and identify the persons or class of persons who beneficially own these entities and their percentage ownership.

We will revise our disclosure by replacing the 2nd paragraph on page 1 with the following:

“The Company was incorporated as a Delaware corporation on July 9, 2010 and is currently an 84.1% subsidiary of American DG Energy Inc. American DG Energy is an onsite energy company that sells energy in the form of electricity, heat, hot water and air conditioning under long-term contracts with commercial, institutional and light industrial customers in the United States. EuroSite Power plans to introduce the American DG Energy business model in the United Kingdom and Europe. The Company’s website is at www.eurositepower.co.uk, but the information on this website is not a part of this registration statement.

The Company has three affiliated companies, namely Tecogen Inc., Ilios Inc. and GlenRose Instruments Inc. These companies are affiliates because several of the major shareholders of American DG Energy, the Company’s corporate parent, have significant ownership positions in Tecogen, Ilios and GlenRose Instruments. Tecogen and Ilios do not own any shares of the Company, and the Company does not own any shares of Tecogen or Ilios. GlenRose Instruments does not own any shares of the Company, and the Company does not own any shares of GlenRose Instruments. The common shareholders include John N. Hatsopoulos, who is the Chairman of the Company and GlenRose Instruments, the Chief Executive Officer of American DG Energy and Tecogen, and a Director of Ilios. Also, Dr. George N. Hatsopoulos, who is John N. Hatsopoulos’ brother, is the Chairman of American DG Energy, a Director of Tecogen and an investor in GlenRose Instruments and Ilios.

Tecogen is a leading manufacturer of combined heat and power products, including natural gas engine-driven cogeneration and air conditioning systems for industrial and commercial use. Ilios is a subsidiary of Tecogen that was formed in April 2009 to develop and distribute a line of ultra-high-efficiency heating products, such as a high efficiency water heater, that provides twice the efficiency of conventional boilers, based on management estimates, for commercial and industrial applications utilizing advanced thermodynamic principles. Tecogen currently owns a 64.6% interest in Ilios. American DG Energy and EuroSite Power purchase energy equipment from various suppliers. The primary types of equipment used are natural gas engine-driven cogeneration and air conditioning systems provided by Tecogen and Ilios. Both Tecogen and American DG Energy will distribute the Ilios products.The business of GlenRose Instruments is not related to the business of American DG Energy, the Company and their other corporate affiliates.”

We will add a section in Item 1. Business. The Company and its Affiliates with a diagram and add the following:

“American DG Energy, GlenRose Instruments, Tecogen and Ilios, are affiliated companies by virtue of common ownership. Specifically, John N. Hatsopoulos who is the Chairman of the Company is: (a) the Chief Executive Officer of American DG Energy and holds 9.9% of the company’s common stock, (b) the Chief Executive Officer of Tecogen and holds 29.6% of the company’s common stock, (c) a Director of Ilios and holds 8.6% of the company’s common stock, and (d) the Chairman of GlenRose Instruments and holds 15.7% of the company’s common stock. Dr. George N. Hatsopoulos, who is John N. Hatsopoulos’ brother, is: (a) a Director of American DG Energy and holds 14.8% of the company’s common stock, (b) a Director of Tecogen and holds 27.7% of the company’s common stock, (c) an investor in Ilios and holds 3.4% of the company’s common stock and (d) a Director of GlenRose Instruments and holds 15.7% of the company’s common stock. Also, Nettlestone Enterprises Limited holds: (a) 7.8% of American DG Energy common stock, (b) 1.5% of Tecogen common stock, and (c) 5.2% of Ilios common stock.”

3.
We note your disclosure on page 53 that your Chairman is the Chief Executive Officer of American DG Energy and that your Chief Executive Officer is the President and Chief Operating Officer of American DG Energy and devotes part of his business time to the affairs of American DG Energy and his salary is paid by American DG Energy, but a portion is reimbursed by the Company. Also, your Chief Financial Officer devotes part of his business time to the affairs of American DG Energy, GlenRose Instruments Inc., Tecogen and Ilios, all affiliates of the Company. His salary is paid by American DG Energy but a portion is reimbursed by GlenRose Instruments Inc. and by the Company. Please revise this section of the filing to describe in detail these relationships and agreements, and any other material affiliations. Please also disclose the number of hours per week each of your executive officers spend on the Company’s business.

We will revise our disclosure as follows:

“John N. Hatsopoulos is the Company’s Chairman of the Board and is also the Chief Executive Officer of American DG Energy and Tecogen, and the Chairman of GlenRose Instruments. His salary is $1.00 per year. On average, Mr. Hatsopoulos spends approximately 20% of his business time on the affairs of the Company, but such amount varies widely depending on the needs of the business and is expected to increase as the business of the Company develops.

Barry J. Sanders, the Company’s Chief Executive Officer, is also the President and Chief Operating Officer of American DG Energy and devotes part of his business time to the affairs of American DG Energy. His salary is paid by American DG Energy but a portion is reimbursed by the Company according to the requirements of the business in a given week at a fully burdened hourly rate of $119. Since January 1, 2011, the Company has reimbursed American DG Energy $30,486 for time Mr. Sanders spent on the affairs of the Company. On average, Mr. Sanders spends approximately 20% of his business time on the affairs of the Company, but such amount varies widely depending on the needs of the business and is expected to increase as the business of the Company develops.

Anthony S. Loumidis, the Company’s Chief Financial Officer, devotes part of his business time to the affairs of American DG Energy, GlenRose Instruments, Tecogen and Ilios. His salary is paid by American DG Energy but a portion is reimbursed by GlenRose Instruments and by the Company according to the requirements of the business in a given week at a fully burdened hourly rate of $108. Since January 1, 2011, the Company has reimbursed American DG Energy $16,848 for time Mr. Loumidis spent on the affairs of the Company. On average, Mr. Loumidis spends approximately 10% of his business time on the affairs of the Company, but such amount varies widely depending on the needs of the business and is expected to increase as the business of the Company develops.”

4.
The market opportunity language overwhelms the depiction of your proposed business. Please revise this section and also describe the specific risks that you face. For example, we note in the risk factors you state that “[your] On-Site Utility concept is largely unproven, even in the United States, and may not be accepted by a sufficient number of customers in [your] target markets.” Please also disclose the net losses incurred by American DG Energy.

We will revise our disclosure as follows:

“We believe that our primary near-term opportunity for DG energy and equipment sales is where commercial electricity rates exceed $0.12 per kWh.  Attractive DG economics in the United Kingdom and Europe are currently attainable in applications that include hospitals, nursing homes, multi-tenant residential housing, hotels, schools and colleges, recreational facilities, food processing plants, dairies and other light industrial facilities.

Early in 2010, American DG Energy performed a feasibility study of the European market to determine the viability of expanding its On-Site Utility business into Europe. This study and business plan report reached the conclusions that: (a)there is untapped customer demand to provide small-scale CHP packages in the commercial sector through a fully financed, output-based electricity and hot water contract, (b) there is a lack of competition in this space in the target customer segments (hotel, healthcare and multi-tenant residential) and (c) the underlying economic fundamentals are attainable, with a combination of sufficient spark spreads and government fiscal support.

The study analyzed the entire European market; however it focused on the United Kingdom, Spain and Belgium as the primary markets to start operations. The study estimated that there are over 13,700 sites in those three countries providing a $900 million annual electricity market plus a $600 million heat and hot water energy market, for a combined market potential of $1.5 billion. The data used to calculate the Company’s market potential is derived by Company estimates.

However, our business model is untested in the United Kingdom and Europe, and we have not installed any equipment there and have no customer contracts there. It is extremely difficult to predict whether we will achieve any success in developing our business. There can be no assurance that we will generate revenues or that revenues will generate profits or be sufficient to maintain our business. American DG Energy, our parent, has experienced total net losses since inception of approximately $15 million. For the foreseeable future, we expect to experience continuing operating losses and negative cash flows from operations as our management attempts to execute our current business plan.”

5.	Your disclosure indicates that you are a development stage company and as of and for the period ended June 30, 2011 you have:

•	no revenues or costs of sales since July 9, 2010 (inception),
•	no assets other than $3,225,862 in cash, $172,531 in inventory and $1,347 in property, plant and equipment,
•	no contracts or agreements with customers or suppliers, and
•	conducted little business activity other than raising initial capital and filing this registration statement.

Furthermore, you disclose on page 10 that you have not yet commenced active operations. Please revise your disclosure throughout the filing to clarify that you are a development stage company with no operations and remove all references in the document can imply you have operations, generate revenues or that you currently sell products. For example, you make the following statements:

•	“Our On-Site Utility supplies electricity, heat, …” (page 1);
•	“The Company’s natural gas-powered cogeneration systems are highly reliable and energy efficient” (page 1);
•	“The Company purchases energy equipment from various suppliers” (page 2);
•	“We supply cogeneration systems …” (page 3);
•	“Our customers use both our energy system and …” (page 5);
•	“Our customers are contractually bound to use the energy we supply” (page 5); and
•	“We enter into contracts with large commercial and not-for-profit customers …”
(page 12).

Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved.

We will revise our disclosure to clarify that we currently do not have any operations. We will also remove all references in the document that imply that we have operations, generate revenues or that we currently sell products. However, we would like to point out that we are not a development stage company since EuroSite Power is primarily a geographic expansion of the already existing and operating American DG Energy On-Site Utility business in the United Kingdom and Europe. Furthermore, we are not developing new technology, or using any funds for research and development.

6.
We note your discussion here and throughout your document regarding your business model to introduce “On-Site-Utility” to the United Kingdom and European markets. If known, please disclose the expected timeline in which you plan to implement your business model and begin selling and generating revenues in the United Kingdom. If your timeline is unknown at this time, please state this.

We will revise our disclosure to indicate that we currently estimate that our first revenues from equipment installations in the United Kingdom and the European market will be generated by the fourth quarter of 2012.

7.
Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next 12 months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. In addition, provide a more detailed description of the type of equipment you plan to install and the fuel it will use.

We will revise our disclosure and add the following paragraph on page 8, under Sales and Marketing:

“We intend to offer cogeneration units sized to produce 100 kW of electricity and water chillers sized toproduce 200 to 400 tons of cooling. Our On-Site Utility services will be sold directly to end-users by our in-house marketing team and by established sales agents and representatives.  In July 2011, we hired a Managing Director in the United Kingdom to put together a sales and marketing team in order to generate revenues from equipment installations. We will also hire service and support staff, but do not expect to expend significant funds in filling those positions. As of the date of this registration statement, the Company did not have any operations, has not generated revenues or sold any energy systems.”

We will also revise our disclosure on page 3 to add the following detailed description of the type of equipment we plan to install and the fuel they use:

“Distributed Generation is the production of two sources or two types of energy (electricity or cooling and heat) from a single energy source (natural gas). We will use technology that utilizes a low-cost, mass-produced, internal combustion engine from General Motors, used primarily in light trucks and sport utility vehicles that is modified to run on natural gas. The engine spins either a standard generator to produce electricity, or a conventional compressor to produce cooling. For heating, since the working engine generates heat, we capture the byproduct heat with a heat exchanger and utilize the heat for facility applications in the form of space heating and hot water for buildings or industrial facilities. This process is very similar to an automobile, where the engine provides the motion to the automobile and the byproduct heat is used to keep the passengers warm during the winter months. For refrigeration or cooling, standard available equipment uses an electric motor to spin a conventional compressor to make cooling. We will replace the electric motor with the same modified engine that runs on natural gas to spin the compressor to run a refrigeration cycle and produce cooling.”

8.	In the tenth bullet point on page 2, please expand your disclosure to better explain why you believe central London and Europe represent a “special opportunity and advantage to sell cooling.”

We will revise our disclosure as follows:

“There should be a special opportunity and advantage to sell cogeneration equipment running on natural gas in central London and in Europe because these areas already have electrical capacity connection constraints such that a natural gas chiller is likely to provide better economics to the customer and may reduce dependence on the electrical grid for other usages in the building.”

9.
In the first full paragraph on page 2 immediately after your bullet points, you state that CHP is widely supported in Europe and in the European Union and that there many forms of government assistance to promote its use. Please expand your disclosure to explain the nature and extent of government assistance to promote CHP.

We will revise our disclosure as follows:

“CHP is already widely supported by governments in the European Union with many forms of government assistance provided to promote its use. In the European Union countries, CHP is widely viewed as a key measure to enable achievement of target reductions in greenhouse gas emissions.  Legislation forcing companies to reduce their carbon footprint is having a large impact on CHP sales; there are also planning laws which force new building owners to provide at least 10% of their power supply from renewable sources (CHP is deemed renewable from a planning perspective). For example, the London Energy plan specifically supports and promotes CHP as a technology. We believe that our primary near-term opportunity for distributed generation energy and equipment sales is where commercial electricity rates exceed $0.12 per kW hour, or kWh. Attractive DG economics are currently attainable in applications that include hospitals, nursing homes, multi-tenant residential housing, hotels, schools and colleges, recreational facilities, food processing plants, dairies and other light industrial facilities.”

10.
In the first paragraph on page 3, please provide support for your statement that the products you will purchase from Ilios are “ultra-high-efficient heating products.” Similarly, in the third paragraph on page 3, please provide support for your assertion that coal accounts for more than half of all electric power generated. In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

We will revise our disclosures as follows:

“The Company will also purchase energy equipment from Ilios. Based on management estimates, the equipment developed by Ilios, such as a high efficiency water heater, provides twice the efficiency of conventional boilers for commercial and industrial applications utilizing advanced thermodynamic principles. The Ilios products incorporate mechanical work to extract heat from the environment in order to supplement the chemical energy available in the fuel. The result is a significant boost in efficiency and reduction in carbon emissions.”

“The delivery of energy services to commercial and residential customers has evolved over many decades into an inefficient and increasingly unreliable structure. Power for lighting, air conditioning, refrigeration, communications and computing demands comes almost exclusively from centralized power plants serving users through a complex grid of transmission and distribution lines and substations. Even with continuous improvements in central station generation and transmission technologies, today’s power industry is only about 33% efficient1, meaning that it discharges to the environment roughly twice as much heat as the amount of electrical energy delivered to end-users. Since coal accounts for a large part of electric power generation, these inefficiencies are a major contributor to rising atmospheric CO2 emissions. Countermeasures being sought to limit global warming are expected to favor the deployment of alternative energy technologies.”

11.
We note in footnote 1 on page 3 that you cite an article or report by the Energy Information Administration. We also note on page 4 that you cite a statement on the EPA’s website. Please provide us copies of these sources, appropriately marked and dated.

Copies of these sources will be provided to the Commission under separate cover.

12.
In the first bullet point on page 4, please provide support that your On-Site Utility approach results in an increase in energy efficiency. Similarly, provide support for the fifth bullet point in which you claim that “the system provides exhaust emissions well below the world’s strictest regional environmental standards.” Also, please support your statement that it leads to an 80% efficient use of energy. In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

We will remove the reference to “the system provides exhaust emissions well below the world’s strictest regional environmental standards” and we will revise our disclosure in the first bullet of page 4 as follows:

•	Greatly increased overall energy efficiency (up to 90% versus less than 33% for the existing power grid)2

2See Environmental and Energy Study Institute (EESI), Energy Generation and Distribution Efficiency,http://www.eesi.org/generation_distribution.

A copy of this source will be provided to the Commission under separate cover.

13.	Please delete your anticipated economics example on page 7, unless you have adequate support for these statements.

We believe that the anticipated economics example on page 7 is a necessary disclosure that will help our investors understand the economics of our On-Site Utility solution. The calculation shown is based on many variables, such as such as the customer’s base electricity charge per kWh, the kW used at the site, the operating time of the equipment, the customer’s base gas price per 1 million British Thermal Units, the net heat recovery of our equipment, the efficiency of the customer’s boiler, the electric demand savings rate and the discount to the customer, which may range from 0% to 10%. We believe that we have adequate support for the statements in our disclosure as proven by the operations of American DG Energy, the Company’s parent. Any further detail will need to be considered Company confidential.

14.	Please clarify your statements on page 8 under “Other Funding and Revenue Opportunities.” Since you have no operations, it appears that your energy systems are not currently available.

We will revise our disclosure as follows:

“The Company may be able to participate in the demand response market and receive payments due to the availability of its energy systems when operations commence. Demand response programs provide payments for either the reduction of electricity usage or the increase in electricity production during periods of peak usage throughout a utility territory. Since our systems are highly efficient, when we commence operations we may be able to participate in various carbon reduction markets. We are currently not involved in any such activity as described above.”

Financial Information, page 15

Results of Operation, page 15

For the Six Months Ended June 30, 2011, page 15

Operating Expenses, page 16

15.	Please describe the specific types of expenses incurred that are classified as general and administrative operating expenses.

We will revise our disclosure as follows:

“The Company had $320,116 in operating expenses for the first six months of 2011 due to general and administrative expenses associated with establishing the business such as, professional fees, legal fees, accounting and audit fees and non-cash compensation expense related to the issuance of option awards to our employees.”

Executive Officers and Directors, page 20

16.
Please revise to describe the business experience of Messrs. Hamblyn, Ghoniem, Devas and Meier for the past five years, or clarify your disclosure by adding dates or the duration of employment. See Item 401(e) of Regulation S-K.

We will revise our disclosure by adding dates to the duration of employment of Messrs. Hamblyn, Ghoniem, Devas and Meier.

Executive Compensation, page 25

17.
We note that you disclose no compensation being paid to your executives. However, you also disclose that a portion of your Chief Executive Officer’s and your Chief Financial Officer’s salary is reimbursed by you to American DG Energy. Please revise to disclose the amounts that you reimburse to American DG for the services of each of your executives.

We will revise our disclosure as follows:

“The compensation of the Company’s Chief Executive Officer and Chief Financial Officer is paid by American DG Energy. The Company reimburses American DG Energy based on the time those executives spend on EuroSite Power. The compensation of the Company’s Managing Director is paid by the Company. The following table sets forth information with respect to the compensation of our named executive officers as of September 23, 2011:”

We will also revise our footnotes as follows:

“Mr. Sanders, the Company’s Chief Executive Officer, is also the President and Chief Operating Officer of American DG Energy and devotes part of his business time to the affairs of American DG Energy. His salary is paid by American DG Energy but a portion is reimbursed by the Company according to the requirements of the business in a given week at a fully burdened hourly rate of $119. Since January 1, 2011, the Company has reimbursed American DG Energy $30,486 for time Mr. Sanders spent on the affairs of the Company. On average, Mr. Sanders spends approximately 20% of his business time on the affairs of the Company, but such amount varies widely depending on the needs of the business and is expected to increase as the business of the Company develops.

Mr. Loumidis, the Company’s Chief Financial Officer, devotes part of his business time to the affairs of American DG Energy, GlenRose Instruments, Tecogen and Ilios. His salary is paid by American DG Energy but a portion is reimbursed by GlenRose Instruments and by the Company according to the requirements of the business in a given week at a fully burdened hourly rate of $108. Since January 1, 2011, the Company has reimbursed American DG Energy $16,848 for time Mr. Loumidis spent on the affairs of the Company. On average, Mr. Loumidis spends approximately 10% of his business time on the affairs of the Company, but such amount varies widely depending on the needs of the business and is expected to increase as the business of the Company develops.”

Employment Contracts and Change-in-Control Arrangement, page 29

18.	Please describe the material terms of Mr. Hamblyn’s employment agreement and file it as an exhibit.

We will revise our disclosure as follows and file Mr. Hamblyn’s employment agreement as an exhibit.

“Mr. Hamblyn has a service agreement governed by and construed in accordance with the laws of England and Wales, filed as Exhibit 10.7 hereto. Mr. Hamblyn’s service agreement includes a basic salary of one hundred and one thousand, five hundred British Pounds sterling (£101,500) per annum for the performance of his duties and a first year bonus equal up to 12% of the first year basic salary for goals met. In addition Mr. Hamblyn shall be entitled to receive five hundred and fifty British Pounds sterling (£550) per month to purchase benefits such as medical, pension and vehicle of his choosing, of which he shall provide appropriate evidence to the Company in respect of such benefits obtained. The Company, or Mr. Hamblyn, may terminate the employment by giving to the other six month notice in writing.”

19.	We note your reference to “Grants of Equity Incentive Plan Awards;” however, this disclosure has not been provided. Please revise.

We will revise our disclosure as follows:

“The stock and option awards that would vest for each named executive if a change-in control were to occur are disclosed under the section titled “Outstanding Equity Awards at Fiscal Year-End Table” Specifically, as of June 30, 2011, none of the 2,400,000 outstanding stock option awards had been vested. Our stock and option awards contain certain change-in-control provisions.”

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 30

20.
Please state the names of the promoters of the Company. As to any assets acquired by the Company from any promoter, state the amount at which the assets were acquired and the principle followed in determining such amount, and identify the persons making the determination and their relationship, if any, with the Company or any promoter. If the assets were acquired by the promoter within two years prior to their transfer to the Company, also state the cost thereof to the promoter. For example, we note your disclosure on page 16 that your inventory balance increased to $172,531 in the first six months of 2011 compared to $128,406 at December 31, 2010 due to the purchase of an energy system from American DG Energy for the United Kingdom. See Item 404(c) of Regulation S-K.

The Company has not received anything of value such as assets, services or any other consideration from any promoter. American DG Energy purchases energy systems from Tecogen and holds them in inventory. When needed, American DG Energy will transfer the inventory to the Company at cost.

We will revise Item 2. Financial Information, Liquidity and Capital Resources to add the following:

“The increase between the two periods of $44,125 is associated with additional costs for shipping the energy system to the United Kingdom and costs for payment of appropriate duties and taxes. There were no enhancements or alterations done to energy system between the two periods.”

21.
Please list all parents of the Company showing the basis of control and as to each parent, the percentage of voting securities owned or other basis of control by its immediate parent, if any. See Item 404(d)(3) of Regulation S-K.

We will revise our disclosure to comply with the above comment and we will make changes to Item 1. Business, on page 1 and Item 7. Certain Relationships and Related Transactions, and Director Independence, on page 30.

Item 13. Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 47

Note 4 – Stockholders’ Equity, page 51

Warrants, page 52

22.
Please tell us how you accounted for the July 12, 2010 warrant issuance to Nettlestone Enterprises Limited and whether this warrant issuance was done in conjunction with the sale of five million common stock shares to Nettlestone Enterprises Limited for $5,000 on July 9, 2010.

On January 4, 2010, American DG Energy entered into an agreement with Nettlestone Enterprises Limited (formerly known as Codale Ltd.), whereby Nettlestone Enterprises Limited provided American DG Energy an amount up to two hundred fifty thousand British Pounds sterling (£250,000) to cover expenses incurred in connection with an investigation and research effort for the development of the Company’s business in European markets.

Upon the Company’s formation in July 2010, the Company sold to Nettlestone Enterprises Limited 5,000,000 shares of Common Stock for $5,000 and granted to Nettlestone Enterprises Limiteda two year warrant to purchase 400,000 shares of the Common Stock at a per share purchase price of $1.00. The fair value of the warrants granted was estimated using the Black-Scholes option pricing valuation model and the value of the warrant was recorded in stockholder’s equity in Additional paid-in capital and as a cost of the financing as a deduction to the proceeds raised. The Company reviewed the terms of the warrant and concluded that equity treatment was appropriate.

Note 6 – Related Parties, page 53

23.
We note from page 18 that your headquarter offices are shared with American DG Energy Inc. and American DG Energy Inc. is not currently charging rental expense for your share of office space. Please disclose this arrangement here and in Item 7. Certain Relationships and Related Transaction, and Director Independence on page 30. Refer to ASC 850-10-50-1.

We will revise our disclosure to include this arrangement in all pertinent sections of the document.

24.	In your next amendment please ensure that your signature page is dated, as required by the form.

We will revise our disclosure to include a date on the signature page.

*     *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

EUROSITE POWER INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:	Yong Kim, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Brigitte Lippmann, Special Counsel